Neovasc Inc.
(Formerly Medical Ventures Corp.)
UNAUDITED CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2008 AND 2007

(Expressed in Canadian Dollars)

NEOVASC INC. (Formerly Medical Ventures Corp.)

Notice of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the Interim Financial Statements, they must be accompanied by a notice that the financial statements had not been reviewed by an auditor.

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company’s independent auditors have not performed a review of these Interim Consolidated Financial Statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of Interim Financial Statements by an entity’s auditors.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Interim Consolidated Balance Sheets

	September 30,	December 31,
	2008	2007

ASSETS

CURRENT
Cash and cash equivalents	$5,106,522	$3,242,404
Accounts receivable	512,332	568,964
Inventory (Note 7)	496,205	384,124
Prepaid expenses and other assets (Note 8)	351,229	18,755
	6,466,288	4,214,247
RESTRICTED CASH AND CASH EQUIVALENTS (Note 13)	50,000	50,000
RETIREMENT ASSETS (Note 12)	54,010	-
TECHNOLOGY (Note 10)	20,568,715	-
GOODWILL (Note 11)	3,557,082	-
PROPERTY AND EQUIPMENT (Note 9)	1,447,795	1,425,553
	$32,143,890	$5,689,800

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,630,217	$735,310
Current portion of long-term debt	20,297	19,559
Current portion of repayable contribution agreement	31,319	28,112
	1,681,833	782,981
LONG-TERM DEBT (Note 13)	423,899	441,540
REPAYABLE CONTRIBUTION AGREEMENT (Note 14)	286,835	283,959
RETIREMENT LIABILITIES (Note 12)	83,205	-
	2,475,772	1,508,480

SHAREHOLDERS’ EQUITY

Share capital (Note 15)	58,606,916	28,835,081
Contributed surplus (Note 15)	4,352,871	976,637
Deficit	(33,291,669)	(25,630,398)
	29,668,118	4,181,320
	$32,143,890	$5,689,800

CONTINUING OPERATIONS (Note 3)
SUBSEQUENT EVENTS (Note 18)

APPROVED BY THE DIRECTORS:

(Signed) Alexei Marko
Alexei Marko, Director

(Signed) Douglas Janzen
Douglas Janzen, Director

See accompanying Notes to the Interim Consolidated Financial Statements

NEOVASC INC. (Formerly Medical Ventures Corp.)
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the three and nine months ended September 30

	Three months ended		Nine months ended
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
SALES (Note 17)
Product sales	$547,118	$185,375	$1,385,042	708,818
Consulting services	40,766	33,465	69,388	182,081
	587,884	218,840	1,454,430	890,899
COST OF SALES,
(including underutilized capacity of $25,144)	283,070	105,897	711,674	426,637
GROSS PROFIT	304,814	112,943	742,756	464,262

EXPENSES
Selling	816,421	801,805	2,351,416	2,054,124
General and administration	1,297,333	475,247	2,614,981	1,657,453
Product development and clinical trials	1,087,292	618,971	2,123,995	2,061,534
Inventory write down	-	-	94,404	124,170
Amortization	1,106,809	46,236	1,228,245	145,486
	4,307,855	1,942,259	8,413,041	6,042,767
LOSS BEFORE OTHER
INCOME (EXPENSES)	(4,003,041)	(1,829,316)	(7,670,285)	(5,578,505)
OTHER INCOME (EXPENSES)
Interest income	36,500	59,689	59,803	141,769
Interest on long-term debt	(45,477)	(2,808)	(58,012)	(8,544)
Accreted interest on repayable
contibution agreement (Note 14)	(3,880)	-	(11,565)	-
Gain (Loss) on foreign exchange	11,875	(29,741)	18,788	(85,445)
	(982)	27,140	9,014	47,780
NET LOSS AND COMPREHENSIVE
LOSS FOR THE PERIOD	(4,004,023)	(1,802,176)	(7,661,271)	(5,530,725)
DEFICIT, BEGINNING OF PERIOD	(29,287,646)	(21,628,986)	(25,630,398)	(17,900,437)
DEFICIT, END OF PERIOD	$(33,291,669)	$(23,431,162)	$(33,291,669)	$(23,431,162)

BASIC LOSS PER SHARE	$(0.23)	$(0.32)	$(0.80)	$(1.17)
FULLY DILUTED LOSS PER SHARE	$(0.21)	$(0.32)	$(0.77)	$(1.17)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	17,701,276	5,560,477	9,607,410	4,725,886
WEIGHTED AVERAGE NUMBER OF
FULLY DILUTED SHARES OUTSTANDING	18,901,403	5,560,477	10,007,456	4,725,886

See accompanying Notes to the Interim Consolidated Financial Statements

NEOVASC INC. (Formerly Medical Ventures Corp.)
Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30

	Three months ended		Nine months ended
	2008	2007	2008	2007
OPERATING ACTIVITIES
Net loss for the period	$(4,004,023)	$(1,802,176)	(7,661,271)	(5,530,725)
Items not affecting cash
Inventory write down	-	-	94,404	124,170
Amortization	1,106,809	46,236	1,228,245	145,486
Accreted Interest on repayable
contribution agreement (Note 14)	3,880	-	11,565	-
Stock-based compensation	273,687	44,770	303,427	138,528
	(2,619,647)	(1,711,170)	(6,023,630)	(5,122,541)
Change in non-cash operating assets and liabilities
Accounts receivable	(171,684)	(53,382)	56,632	(109,859)
Inventory	(118,451)	5,570	(206,485)	141,218
Prepaid expenses and other assets	255,610	48,883	86,025	42,605
Retirement assets	34,388	-	34,388	-
Accounts payable and accrued liabilities	(150,910)	30,018	(45,417)	336,906
Retirement liabilities	(25,604)	-	(25,604)	-
	(2,796,298)	(1,680,081)	(6,124,091)	(4,711,671)
INVESTING ACTIVITY
Acquisition of business, net of cash of $781,008 (Note 2)
B-Balloon Ltd.	(274,858)	-	(274,858)	-
Neovasc Medical Ltd.	210,625	-	210,625	-
Accounts payable on acquisitions	273,046	-	273,046	-
Purchase of property and equipment	(59,175)	(492,665)	(72,867)	(525,807)
	149,638	(492,665)	135,946	(525,807)
FINANCING ACTIVITIES
Increase in long-term debt	-	298,911	-	298,911
Repayment of long-term debt	(4,868)	(1,548)	(16,903)	(11,748)
Repyament of loan from
related party of B-Balloon	(356,440)	-	(356,440)	-
Repayment of repayable
contribution agreement	(1,099)	(1,161)	(5,482)	(3,717)
Proceeds from share issue, net of costs	8,231,088	-	8,231,088	7,251,421
	7,868,681	296,202	7,852,263	7,534,867
(DECREASE)/INCREASE IN CASH	5,222,021	(1,876,544)	1,864,118	2,297,389
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	(115,499)	6,872,668	3,242,404	2,698,735
END OF PERIOD	$5,106,522	$4,996,124	$5,106,522	$4,996,124
REPRESENTED BY:
(Bank Overdraft)/Cash	287,849	516,580	287,849	516,580
Cashable guaranteed investment certificates	4,818,673	4,479,544	4,818,673	4,479,544
	$5,106,522	$4,996,124	$5,106,522	$4,996,124
NON CASH TRANSACTIONS
Change in Asset Use (Note 9)	-	-	-	53,592
Issuance of shares to acquire
B-Balloon and Neovasc Medical (Note 2)	24,613,554	-	24,613,554	-
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	7,417	2,494	19,952	8,544

See accompanying Notes to the Interim Consolidated Financial Statements

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Interim Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007

1.	INCORPORATION AND NATURE OF BUSINESS

The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc (“Neovasc” or the “Company”). Neovasc develops, manufactures and distributes medical devices.

The Company’s commercialized products include a catheter-based technology called the Metricath System as well as products using a pericardial tissue processing technology to produce a number of patch products used in cardiac reconstruction and repair.

2.	ACQUISITION

On July 1, 2008, the Company acquired 100% of the issued and outstanding common shares and other securities of two Israel companies, Neovasc Medical Ltd. (“Neovasc Medical”) and B-Balloon Inc. (“B- Balloon”) in exchange for issuing an aggregate of 5,858,000 Neovasc securities to the securityholders of each of Neovasc Medical and B-Balloon.

Neovasc Medical was incorporated and commenced its operations in 2002 under the law of Israel. The company develops and commercializes proprietary stent technology for the treatment of patients suffering from reoccurring temporary shortage of blood to the heart muscle, known as refractory angina. It has a single technology in development; the Reducer.

B-Balloon was incorporated and commenced operations in April 2004 under the law of Israel. B-Balloon is a medical device company specializing in the development of unique catheters and vascular stent delivery systems which are intended to solve specific clinical problems encountered by physicians implanting stents to open blockages at ostial locations (where an artery first originates from a larger blood vessel) or bifurcation locations (where an artery splits into two branches). The Company has a suite of products in development.

The acquisition has been accounted for by the purchase method with Neovasc identified as the acquirer. Accordingly, the consolidated entity is considered to be a continuation of Neovasc with the net assets of Neovasc Medical and B-Balloon being acquired and recorded at their fair market value. The Statements of operations include the results of Neovasc for the nine months ended September 30, 2008 and those of Neovasc Medical and B-Balloon from July 1 to September 30, 2008.

Total consideration paid by Neovasc for all outstanding common shares, convertible preferred shares, stock options, and warrants is as follows:

	Issued to acquire		Issued to acquire
	B-Balloon		Neovasc Medical		Total

	Number	$	Number	$	Number	$

TOTAL CONSIDERATION PAID
Common shares	5,273,800	$11,602,360	4,610,091	$10,142,200	9,883,891	$21,744,560
Replacement warrants	-	-	735,394	875,119	735,394	875,119
Replacement stock options	503,161	1,101,923	407,284	891,952	910,445	1,993,875

	5,776,961	12,704,283	5,752,769	11,909,271	11,529,730	24,613,554
Transaction costs		422,621		422,620		845,241
		$13,126,904		$12,331,891		$25,458,795

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Interim Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007

2.	ACQUISITION (Continued)

The total consideration paid for all outstanding common shares, convertible preferred shares, stock options, and warrants of each of B-Balloon and Neovasc consists of a total of 11,529,730 securities, comprising 9,883,891 common shares, 735,394 nominally priced warrants for the purchase of Neovasc common stock and 910,445 nominally priced options for the purchase of Neovasc common stock.

The table excludes 186,270 replacement options issued by Neovasc to the former employees and consultant of B-Balloon and Neovasc Medical which include a service requirement as a condition of vesting. These options which represent additional compensation for service not yet received, have been excluded from the calculation of total consideration and will be expensed on compensation for services rendered over the remaining vesting period of the options.

The fair value of the shares issued to acquire B-Balloon and Neovasc Medical was $2.20. The value of the shares is based on their market price over a reasonable period before and after the date the terms of the business combination were agreed to and announced, January 30, 2008, adjusted to recognize the effects of price fluctuations and quantities traded during extraordinary trading activity immediately after the announcement.

The fair value of options and warrants of the Company issued to effect the acquisitions were estimated using the Black-Scholes model and the following assumptions:

Volatility	82%
Risk-free interest rate	4%
Expected life	1-10 years
Dividend yield	nil %

The warrants have an exercise price of $1.38 and an expected life of 1.45 years. The options have a nominal ($0.01) exercise price and an expected life of between 4.5 and 9.6 years.

In accordance with the purchase method, the fair value of the consideration paid has been allocated to the fair value of the identifiable assets and liabilities acquired on July 1, 2008.

	B-Balloon	Neovasc	Total
		Medical

BOOK VALUE AND FAIR VALUE
OF NET TANGIBLE ASSETS ACQUIRED
Cash and cash equivalents	$147,763	$633,245	$781,008
Prepaid expenses and deposits	51,193	367,306	418,499
Funds for employee rights on retirement	50,627	29,988	80,615
Property and equipment	30,397	90,221	120,618
Accounts payable and accrued liabilities	(299,414)	(367,864)	(667,278)
Loans from related parties	(356,440)	-	(356,440)
Liability for employee rights on retirement	(72,601)	(36,208)	(108,809)
	(448,475)	716,688	268,213
FAIR VALUE OF
INTANGIBLE ASSETS ACQUIRED
Technology	10,907,300	10,726,200	21,633,500
Goodwill	2,668,079	889,003	3,557,082

FAIR VALUE OF NET ASSETS ACQUIRED	$13,126,904	$12,331,891	$25,458,795

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Interim Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007

3.	CONTINUING OPERATIONS

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with the Company’s financial statements for the year ended December 31, 2007. These interim unaudited consolidated financial statements should be read together with the audited consolidated financial statements of the Company as at December 31, 2007 and the year then ended and the accompanying notes included in those financial statements. For a full description of accounting policies, refer to the Company’s Annual Report for the year ended December 31, 2007. As permitted by Canadian generally accepted accounting principles certain information and footnote disclosure normally included in annual consolidated financial statements has been condensed or omitted. In the opinion of management, all adjustments necessary to present fairly the financial condition, results of operations and cash flows at September 30, 2008 and for all periods presented, have been made. Interim results are not necessarily indicative of results that may occur for a full year.

These interim unaudited consolidated financial statements have been prepared on a going concern basis that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred operating losses of $4,004,023 and $7,661,271 for the three and nine months ended September 30, 2008 (2007: $1,802,176 and $5,530,725) and has a deficit of $33,291,669 as at September 30, 2008 compared to a deficit of $25,630,398 as at December 31, 2007. The Company’s ability to continue as a going concern is dependent on the profitable commercialization of its products and/or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

If the going concern basis was not appropriate for these interim unaudited consolidated financial statements, significant adjustments would be necessary to the carrying values of the Company’s assets and liabilities, reported expenses and balance sheet classifications.

4.	CHANGES IN ACCOUNTING POLICY

During the first quarter ended March 31, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1400, General Standards of Financial Statement Presentation, CICA Handbook Section 1535, Capital Disclosures, CICA Handbook Section 3862 Financial Instruments – Disclosures, and CICA Handbook Section 3863, Financial Instruments – Presentation.

CICA Handbook 1400, General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400.08A-.08C, General Standards of Financial Presentation to change the guidance related to Management’s responsibility to assess the ability to continue as a going concern. Management is required to make an assessment of the Company’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but not limited to 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

The adoption of Handbook Section 1400 did not have an impact on the Company’s financial results, position or ongoing disclosure.

CICA Handbook 1535, Capital Disclosures

Handbook Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial information to evaluate (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

For new disclosures refer to Note 5. The adoption of Handbook Section 1535 did not have an impact on the Company’s financial results or position but certain disclosures have been enhanced.

CICA Handbook 3862 and 3863, Financial Instruments – Disclosure and Presentation

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Interim Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007

4.	CHANGES IN ACCOUNTING POLICY (Continued)

The Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Handbook Section 3862 and 3863 place increased emphasis on disclosures about the nature and extent of the risks arising from financial instruments and how the entity manages those risks.

For new disclosures refer to Note 6. The adoption of Handbook Section 3862 and 3863 did not have an impact on the Company’s financial results or position, but certain disclosures have been enhanced.

5.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business.

In the definition of capital, the Company includes, as disclosed on its balance sheet: deficit; capital stock, cash and cash equivalents and bank overdraft. There has been no change in the definition since the prior period.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, issue new debt (secured, unsecured, convertible and/or other types of available debt instruments), acquire or dispose of assets, or adjust the amount of cash or short-term investment balances.

As at September 30, 2008, the Company was in compliance with externally imposed capital requirements.

6.	FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies its cash and cash equivalents and bank overdraft as held-for-trading and carries them at fair-value. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, long-term debt and repayable contribution agreement are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments as at September 30, 2008 or at December 31, 2007. Loans and receivables and other financial liabilities have been recorded at amortized cost using the effective interest rate method.

Cash Equivalents

The Company holds cashable guaranteed investment certificates returning a fixed rate of interest of 3.00%. The GIC has an initial term of one year and matures on July 1, 2009 and is renewed annually.

Foreign Exchange Risk

The majority of the Company’s revenues are derived from product sales in the United States, primarily denominated in United States currency. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process.

Interest rate risk

The Company makes fixed repayments on its long term debt as described in Note 13. Included in the repayments is an interest payment with an interest rate floating at prime rate. Management has considered the risks to cash flows from this variable interest portion and considers it unlikely that the interest rates will increase sufficiently to exceed the fixed monthly payment due on the loan.

Liquidity risk

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Interim Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007

6.	FINANCIAL INSTRUMENTS (Continued)

The Company has incurred operating losses since inception, as described in Note 3. The Company’s ability to continue as a going concern is dependent on the profitable commercialization of its products and/or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved. The Company reviews its cash flows on a quarterly basis and forecasts expected break even points and the timing of additional cash flows.

The maturity of the Company’s long term debt is described in Note 13. The Company has minimal risk associated with the maturity of its long term debts.

As at September 30, 2008 the Company had a working capital of $4,784,455 as compared to working capital of $3,431,266 at December 31, 2007.

7.	INVENTORY

	September 30	December 31,
	2008	2007
	(Unaudited)
Materials	$202,346	$194,240
Work in progress	157,414	37,437
Finished goods	136,445	152,447
	$496,205	$384,124

On June 30, 2008 Neovasc completed its inventory review and fully provided for the remaining Metricath console raw materials. An impairment charge of $94,404 was recognized.

In The Company allocates fixed production overhead costs to inventory based on an estimate of normal capacity. As the Company operated at levels below normal capacity during the three and nine months ended September 30, 2008, a charge of nil and $25,144 respectively have been included in costs of goods sold as underutilized capacity.

8.	PREPAID EXPENSES AND OTHER ASSETS

	September 30	December 31,
	2008	2007
	(Unaudited)
Prepaid Expenses	$122,355	$18,755
Receviables from Government of Israel	191,667
Deposits	37,207	-
	$351,229	$18,755

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Interim Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007

9.	PROPERTY AND EQUIPMENT

	September 30,			December 31,
	2008			2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
			(Unaudited)
Land	$207,347	$-	$207,347	$207,347
Building	1,023,957	150,016	873,941	890,366
Production equipment	458,662	366,180	92,482	111,411
Field assets	131,794	131,794	-	77,842
Computer hardware	161,077	100,269	60,808	67,304
Computer software	181,511	177,951	3,560	11,140
Office equipment, furniture and fixtures	456,492	246,835	209,657	60,143
	$2,620,840	$1,173,045	$1,447,795	$1,425,553

Included within Field assets at September 30, 2008 are nil (December 31, 2007: $77,842) that are not currently in use and are not being amortized. Amortization on these assets will begin when the assets are brought into use. Field assets consist of Company-owned Metricath consoles placed in customer locations. In June 2007 $53,592 of these assets were transferred from inventory into fixed assets, and at December 31, 2007 an additional $77,842 were transferred.

10.	TECHNOLOGY

In connection with the acquisition of B-Balloon and Neovasc Medical on July 1, 2008 (Note 2), the Company acquired technology, including certain patents and in-process research and development. The total amount is $10,907,300 and $10,726,200 and for B-Balloon and Neovasc Medical respectively.

The acquired technologies will be amortized over the shorter of the life of the major patents for the technologies and the expected period of technological obsolescence. The estimated useful economic life has been estimated to be 4 years for the B-Balloon technology and 7 years for the Neovasc technology. An amortization charge of $1,064,785 has been incurred in the three months ended September 30, 2008.

	September 30,			December 31,
	2008			2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Technology acquired from			(Unaudited)
B-Balloon	10,907,300	681,706	10,225,594	-
Neovasc Medical	10,726,200	383,079	10,343,121	-
	$21,633,500	$1,064,785	$20,568,715	$-

11.	GOODWILL

As a result of the acquisition of B-Balloon and Neovasc Medical on July 1, 2008 (Note 2), the Company recorded $2,668,079 and $889,003 goodwill for B-Balloon and Neovasc Medical respectively.

The Company will review the goodwill on an annual basis for impairment.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Interim Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007

12.	EMPLOYEE RIGHTS UPON RETIREMENT

Pursuant to Israeli severance pay law, the Israeli employees are entitled to severance pay upon their employment. The Company's liability for employee rights upon retirement is calculated, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds. As of September 30, 2008, the retirement liability is $83,205.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits. As of September 30, 2008, the retirement asset is $54,010.

13.	LONG-TERM DEBT

	September 30	December 31,
	2008	2007
	(Unaudited)
Bank instalment loan	$444,196	$461,099
Less current portion	(20,297)	(19,559)
	$423,899	$441,540

Repayments will consist of 180 regular blended payments of $4,095 each month, including interest and principal, commencing on September 1, 2007 and ending on August 1, 2022. The loan is collateralized by a first charge over the Company’s land and buildings, a liquid security agreement of $50,000 to be held in cash equivalent investments and a general security agreement over all personal property of the business now owned and all personal property acquired in the future. The loan bears interest at prime.

Principal maturities in the next five years and thereafter are approximately as follows:

2008	$20,297
2009	21,684
2010	23,166
2011	24,750
2012	26,442
Thereafter	327,857
$444,196

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Interim Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007

14.	REPAYABLE CONTRIBUTION AGREEMENT

In 2003, the Company entered into an Industrial Research Assistance Program (“IRAP”) Repayable Contribution Agreement with the National Research Council of Canada (“NRC”) and received funding of $409,363. The Company agreed to repay this funding through future royalties on the gross revenues of its Metricath products at a rate of 2.1%. If the Company does not generate $409,363 in royalties before July 1, 2015, the unpaid balance of the funding contribution will be forgiven. Management has determined that it is likely that royalties in excess of $409,363 will be generated over the period to July 1, 2015 from the sales of the Company’s Metricath products and as such has recorded a liability to reflect this obligation as follows:

	September 30,	December 31,
	2008	2007
	(Unaudited)
Balance, beginning of period	$312,071	$403,591
Adjustment for change in accounting policy	-	$(100,993)
Royalties paid or accrued in the current period	(5,482)	(5,418)
Accreted interest	11,565	14,891
	318,154	312,071
Less: current portion	(31,319)	(28,112)
Balance, end of period	$286,835	$283,959

The fair value at inception of the repayable contribution agreement that does not have a market rate of interest is not equal to the cash consideration. The fair value at inception has been estimated as the present value of all future expected cash receipts discounted using the prevailing market rates of interest for a similar instrument and with a similar credit rating. Subsequent measurement of the repayable contribution agreement is at amortized net cost.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Interim Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007

15.	SHARE CAPITAL

All share data and per share amounts have been adjusted to retroactively restate the impact of the reverse stock split on a 20 for 1 basis that took place on July 1, 2008.

(a) Authorized

Unlimited number of common shares without par value Unlimited number of preferred shares without par value

		Common Shares		Contributed
(b)	Issued and outstanding	Number	Amount	Surplus

	Balance, December 31, 2006	3,566,944	$21,607,856	$785,556
	Issued for cash pursuant to a private placement (i)
	Shares	1,935,456	7,741,824
	Agents warrants		111,558
	Share issue costs		(834,271)
	Issued for cash on exercise of agent's warrants (ii)	58,077	232,310
	Stock-based compensation			166,885
	Expiry of agent's warrants		(24,196)	24,196
	Balance, December 31, 2007	5,560,477	$28,835,081	$976,637
	Issued for repurchasing warrants (iii)	175,657	38,648	(38,648)
	Issued on acquistion of B-Balloon (Iiv)	5,273,800	11,602,360	1,101,923
	Issued on acquistion of Neovasc Medical (iv)	4,610,091	10,142,200	1,767,071
	Issued for cash pursuant to a private placement (v)	2,081,251	8,325,004
	Share issue costs		(93,916)
	Expiry of agent's warrants		(242,461)	242,461
	Stock-based compensation			303,427
	Balance, September 30, 2008 (Unaudited)	17,701,276	$58,606,916	$4,352,871

(i)

On April 24, 2007, pursuant to a public offering under a short form prospectus dated April 13, 2007, the Company issued 1,935,456 units of the Company at a price of $4.00 per unit for aggregate gross proceeds of $7,741,824. Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant entitling the holder to purchase one additional common share for every whole warrant at a price of $5.00 per share expiring on October 24, 2008. On closing, the Agents received non-transferable share purchase warrants to purchase up to 82,968 common shares at a price of $4.00 per share exercisable until October 24, 2008.

(ii)	On May 4, 2007, the Agent exercised 58,077 agent warrants at $4.00 per share for gross proceeds of $232,310 and the remaining agent warrants were repriced to $5.00 per share.

(iii)

In connection with, and contingent upon the completion of the acquisition of Neovasc Medical and B-Balloon, the Company made an offer to all of the holders of warrants outstanding as at April 30, 2008 to repurchase those warrants in exchange for a lesser number of common shares in the Company. The offer to repurchase the warrants was made based on the value of such securities calculated using a Black Scholes valuation method. 976,868 warrants were repurchased in exchange for common shares at a ratio of one common share for 5.75 warrants and 27,356 were repurchased at one common share for 4.75 warrants with a Black Scholes valuation of $38,648. An aggregate of 175,657 common shares were issued for the repurchase of the warrants. The warrant and option offer was completed immediately prior to the acquisitions on July 1, 2008. 15,750 warrants were not tendered to be repurchased and remain outstanding as at September 30, 2008.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Interim Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007

15.	SHARE CAPITAL (Continued)

(iv)	Pursuant to the acquisition agreement, the Company issued 5,273,800 and 4,610,091 common shares to the securityholders of B-Balloon and Neovasc Medical respectively.

(v)

As condition of the acquisitions the Company was required to complete a concurrent non- brokered private placement of units to raise minimum gross proceeds of $6,000,000. The actual proceeds raised on July 1, 2008 were $8,325,004. The units were issued at a price of $4.00 per unit and consist of one common share of the Company and 0.62 of a warrant. Each whole warrant is exercisable to purchase one additional common share of the Company at a price of $5.00 for a period of 18 months from July 1, 2008. Share issue costs related to the concurrent financing were $93,916.

(c)	Stock-based compensation

The Company adopted a stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the Stock Option Plan. Effective November 22, 2005, the board of directors of the Company approved an amendment to the Company's incentive Stock Option Plan to increase the number of options available for grant under the plan to 10% of the number of common shares of the Company outstanding from time to time.

Options under the Company’s Stock Option Plan granted to directors and officers vest immediately and options granted to employees vest over a three year term. The directors of the Company have discretion within the limitations set forth in the Stock Option Plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum exercise period of five years.

The following table summarizes stock option activity for the respective periods as follows:

		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Life (years)
Options outstanding, December 31, 2006	139,629	$9.00	1.98
Granted	96,438	3.40	4.04
Cancelled	(18,750)	10.20	-
Options outstanding, December 31, 2007	217,316	$6.40	2.83
Granted	58,883	$0.95	4.74
Cancelled	(30,058)	$6.00	-
Option amendment (i)	(151,083)	$-	-
Options assumed on acquisition of:
B-Balloon Ltd. (ii)	584,200	$0.01	6.94
Neovasc Medical Ltd. (ii)	512,515	$0.01	8.66
Options outstanding
September 30, 2008 (Unaudited)	1,191,773	$0.03	7.40
Options exercisable
September 30, 2008 (Unaudited)	1,002,648	$0.03	7.10
Weighted average grant date fair value of stock
options awarded during period	$2.17

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Interim Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007

15.	SHARE CAPITAL (Continued)

(i)

In connection with, and contingent upon the completion of the acquisition of $1,172,824 B- Balloon and Neovasc Medical, the Company made an offer to all of the holders of options outstanding as at April 30, 2008 to amend those options for a lesser number of $0.20 options to acquire common shares of the Company. The offer to amend the options was made based on the value of such securities calculated using Black Scholes valuation method. All holders of options accepted the offer and as a result all the outstanding market priced options were amended into 106,116 $0.20 options on July 1, 2008. All of these amended options vested immediately on the date of the acquisition.

(ii)

As part of the consideration paid to acquire B-Balloon and Neovasc Medical 1,096,715 options were assumed by Neovasc. Of these, 81,039 unvested options assumed from the option holders of B-Balloon and 105,231 unvested options assumed from the option holders of Neovasc Medical held by active employees or consultants have been excluded from the purchase price and will be expensed as compensation cost over their remaining vesting period. In addition, 11,058 options included as part of the calculation of total consideration have been cancelled as the employees were terminated during the period and their vesting period ceased. The options assumed by Neovasc as part of the consideration are excluded from the Company’s stock option plan, they have an exercise price of less than $0.01 and a maximum exercise period of 10 years.

During the three and nine months ended September 30, 2008, the Company recorded $303,427 and $273,687 respectively (2007 – $44,770 and $138,528) as compensation expense for stock-based compensation awarded to employees. The Company used the Black-Scholes option-pricing model to estimate the value of the options at each grant date using the following weighted average assumptions:

	2008	2007
Dividend yield	nil	nil
Annualized volatility	82%	81%
Risk-free interest rate	4.25%	4.11%
Expected life	5 years	5 years

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Interim Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007

16.	RELATED PARTY TRANSACTIONS

Related party transactions are entered into in the normal course of operations and are recorded at amounts established and agreed on between the related parties.

	For the three months ended,		For the nine months ended,
	September 30,		September 30,
	2008	2007	2008	2007
Income	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Contract Manufacturing			$81,571	-
Expenses
Services of the Chairman	$13,187	$48,598	91,671	$145,794
Financial Services			-	26,426
Legal Services
General expenses			6,833	25,004
Acquisition costs			155,588	-
Financing costs			-	73,945
Consulting Services			77,414	44,244

			As at
			September 30,	December 31,
			2008	2007
Accounts Receivable			(Unaudited)
Contract Manufacturing				20,498
Accounts Payable
Service of the Chariman			12,367	11,925
Consulting Services				10,000

(i)	Contract Manufacturing

The Company performs contract manufacturing services for a related corporation. One of the directors of this corporation is a significant shareholder in the Company. On July 1, 2008 the shareholder ceased to be a significant shareholder of the Company.

(ii)	Services of the Chairman

The services of the Chairman are provided to the Company by a corporation controlled by the Chairman. The Company and the corporation have a director in common. These fees are included in general and administration expenses. The Chairman resigned as CEO on July 1, 2008, but remains Chairman of the board of Directors.

(iii)	Financial Services

The Company contracted for the services of the former CFO and some accounting functions from an accounting firm. A partner of that firm acted as the CFO of the Company. The agreement was terminated on September 30, 2007 and the partner resigned as CFO.

(iv)	Legal Services

Legal and corporate secretarial services were provided by a legal firm. A partner of that firm is a director of the Company. The director resigned as a director of the Company on July 1, 2008.

(iv)	Consulting Services

Sales and marketing consulting services are provided by a director of the Company. The director resigned as a director of the Company on July 1, 2008.

The carrying amounts of the accounts receivable and accounts payable approximate fair values due to their short term nature.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Interim Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007

17.	SEGMENT INFORMATION

The Company’s operations are in one business segment; the development, manufacture and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements.

The majority of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada and to a lesser extent in Israel. It earns revenue from sales to customers in the following geographic locations:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
SALES	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Canada	$51,480	$43,406	$155,446	$ 136,474
United States	365,124	174,728	973,110	666,448
Other	171,280	706	325,874	87,977
	$587,884	$218,840	$1,454,430	$890,899

18.	SUBSEQUENT EVENTS

On October 31, 2008, pursuant to the Company’s stock option plan, the Company issued 1,167,077 stock options at an exercise price of $1.15 including 409,000 granted to named officers of the Company and 80,000 granted to directors of the Company.

On November 14, 2008, the Company received a claim from an ex-employee claiming wrongful dismissal on October 22, 2008. The employee was made redundant as part of the rationalization process undertaken subsequent to the period end. The maximum amount of the claim is $25,000.